SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May 2008

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: May 2, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: May 2, 2008
By: /s/ Alan Castellanos
Name: Alan Castellanos
Title: Chief Financial Officer

By: /s/ Ramon Lafarga
Name: Ramon Lafarga
Title: Administrative and Accounting Officer

INVESTOR CONTACTS investor.relations@homex.com.mx Carlos J. Moctezuma Head of Investor Relations +5266-7759-5838 cmoctezuma@homex.com.mx

Culiacán Mexico, May 2, 2008—Desarrolladora Homex, S.A.B. de C.V. (Homex) presented information to the Securities and Banking Commission in Mexico (CNBV) including its 2007 Audited Financial Statements prepared in accordance with Mexican Financial Reporting Standards. Attached is a summary english translation of the 2007 Audited Financial Statements of the Company.

**************

DESARROLLADORA HOMEX, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005
with Report of Independent Auditors

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

Contents:

Report of Independent Auditors

Consolidated Financial Statements:

Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Stockholders’ Equity
Consolidated Statements of Changes in Financial Position
Notes to Consolidated Financial Statements

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets
As of December 31, 2007 and 2006
(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

	2007		2006
Assets

Current assets:
Cash and cash equivalents (Note 4)	Ps.	2,206,834	Ps.	2,381,689
Restricted cash (Note 4)		156,090		37,597
Trade accounts receivable, net (Note 5)		7,549,258		5,541,086
Inventories (Note 6)		4,392,039		4,212,443
Prepaid expenses and other current assets, net (Note 7)		490,354		399,424
Total current assets		14,794,575		12,572,239

Land held for future development (Note 6)		7,091,074		5,180,583
Property and equipment, net (Note 8)		1,155,729		669,095
Goodwill (Note 2)		731,861		731,861
Other assets (Note 9)		416,017		466,284
Total assets	Ps.	24,189,256	Ps.	19,620,062

Liabilities and stockholders’ equity

Current liabilities:
Current portion of long-term debt (Note 10)	Ps.	260,758	Ps.	91,392
Current portion of leases (Note 12)		68,187		8,704
Trade accounts payable (Note 14)		3,456,269		2,135,138
Land suppliers (Note 15)		2,754,906		3,501,895
Advances from customers		279,823		302,668
Taxes other than income taxes		79,494		83,261
Income taxes		32,992		105,825
Employee statutory profit-sharing		35,163		39,654
Total current liabilities		6,967,592		6,268,537

Long-term debt (Note 10)		3,098,786		3,377,955
Long-term leases (Note 12)		288,857		-
Swap payable (Note 11)		79,098		227,074
Long-term land suppliers (Note 15)		992,801		-
Employee retirement obligations (Note 13)		79,097		52,275
Deferred income taxes (Note 23)		2,841,895		2,101,717
Total liabilities		14,348,126		12,027,558

Stockholders’ equity (Note 16):
Common stock		528,011		528,011
Additional paid-in capital		3,280,223		3,280,223
Employee stock option plan fund		(99,342)		-
Retained earnings		5,581,198		3,348,132
Other stockholders’ equity accounts		342,828		347,405
Majority stockholders’ equity		9,632,918		7,503,771
Minority interest in consolidated subsidiaries		208,212		88,733
Total stockholders’ equity		9,841,130		7,592,504
Total liabilities and stockholders’ equity	Ps.	24,189,256	Ps.	19,620,062

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income
For the Years Ended December 31, 2007, 2006 and 2005
(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007, except earnings per share)

	2007		2006		2005

Revenues (Note 3b)	Ps.	16,222,524	Ps.	13,439,519	Ps.	9,216,043

Cost of sales (Note 3b)		11,041,456		9,191,005		6,418,567

Gross profit		5,181,068		4,248,514		2,797,476

Operating expenses (Note 20)		1,798,429		1,359,147		913,165

Income from operations		3,382,639		2,889,367		1,884,311

Other income — net (Note 21)		209,223		11,004		14,956

Net comprehensive financing cost (Note 6):
Interest expense (Note 22)		344,928		674,579		452,509
Interest income		(140,202)		(108,792)		(62,954)
Exchange (gain) loss		(121,195)		148,396		70,675
Monetary position loss		195,373		76,786		33,775
		278,904		790,969		494,005
Income before income tax		3,312,958		2,109,402		1,405,262

Income tax (Note 23)		951,280		669,843		458,902

Consolidated net income	Ps.	2,361,678	Ps.	1,439,559	Ps.	946,360

Net income of majority stockholders	Ps.	2,233,066	Ps.	1,391,281	Ps.	953,611
Net income (loss) of minority stockholders		128,612		48,278		(7,251)

Consolidated net income	Ps.	2,361,678	Ps.	1,439,559	Ps.	946,360

Weighted average shares outstanding (in thousands)		335,688		335,869		324,953

Basic earnings per share of majority stockholders’	Ps.	6.65	Ps.	4.14	Ps.	2.93

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2007, 2006 and 2005
(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

	Common stock		Additional paid-in capital		Employee stock option plan fund		Retained earnings		Other stockholders’ equity accounts		Majority stockholders’ equity		Minority interest in consolidated subsidiaries		Total stockholders’ equity (Note 16)

Balances as of January 1, 2005	Ps.	242,249	Ps.	2,486,568			Ps.	1,082,678	Ps.	346,641	Ps.	4,158,136	Ps.	55,605	Ps.	4,213,741

Issuance of common stock		285,762		793,655								1,079,417				1,079,417
Minority dilution														(7,899)		(7,899)
Capital distribution from acquisition of minority interest								(79,438)				(79,438)				(79,438)
Comprehensive income								953,611		(8,862)		944,749		(7,251)		937,498

Balances as of December 31, 2005		528,011		3,280,223				1,956,851		337,779		6,102,864		40,455		6,143,319

Comprehensive income								1,391,281		9,626		1,400,907		48,278		1,449,185

Balances as of December 31, 2006		528,011		3,280,223				3,348,132		347,405		7,503,771		88,733		7,592,504

Comprehensive income								2,233,066		(4,577)		2,228,489		128,612		2,357,101
Employee stock option plan inception					Ps.	(99,342)						(99,342)				(99,342)
Dividends paid by consolidated subsidiary														(9,133)		(9,133)

Balances as of December 31, 2007	Ps.	528,011	Ps.	3,280,223	Ps.	(99,342)	Ps.	5,581,198	Ps.	342,828	Ps.	9,632,918	Ps.	208,212	Ps.	9,841,130

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position
For the Years Ended December 31, 2007, 2006 and 2005
(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007)

	2007		2006		2005
Operating activities:
Consolidated net income	Ps.	2,361,678	Ps.	1,439,559	Ps.	946,360
Add items that did not require the use of resources:
Depreciation		196,307		130,829		66,626
Amortization of intangibles		105,410		114,529		174,960
Labor obligations		18,416		19,347		33,690
Deferred income taxes, net of inflation		818,407		526,539		402,370
		3,500,218		2,230,803		1,624,006
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable		(2,008,172)		151,277		(699,924)
Inventories and land held for future development		(2,090,087)		(3,503,491)		(2,373,537)
Other assets		(124,375)		227,385		(361,096)
Increase (decrease) in:
Trade accounts payable		1,321,131		559,288		251,504
Land suppliers		245,812		1,623,150		969,822
Taxes payable		(154,829)		(81,775)		290,866
Other liabilities		(29,529)		100,450		138,321
Net resources generated by (used in) operating activities		660,169		1,307,087		(160,038)

Financing activities:
Proceeds from new borrowings		2,647,276		1,650,970		4,187,890
Payments of notes payable		(2,408,739)		(1,746,935)		(1,875,415)
Changes in fair value of financial instruments		(147,976)		99,401		—
Debt issuance costs				(12,994)		—
Issuance of common stock related to the purchase of BETA		—		—		1,079,417
Employee stock option inception		(99,342)		—		—
Dividends paid by subsidiary company		(9,133)		—		—
Net resources (used in) generated by financing activities		(17,914)		(9,558)		3,391,892
Investing activities:
Restricted cash		(118,493)		(37,597)		47,909
Investment in associates		(17,869)		—		—
Acquisition of property and equipment, net		(680,748)		(302,392)		(161,683)
Acquisition of minority interest		—		—		(87,337)
Acquisition of BETA, net of acquired cash		—		—		(2,199,734)
Net resources (used in) investing activities		(817,110)		(339,989)		(2,400,845)

Cash and cash equivalents:
Net increase (decrease)		(174,855)		957,540		831,009
Balance at beginning of year		2,381,689		1,424,149		593,140
Balance at end of year	Ps.	2,206,834	Ps.	2,381,689	Ps.	1,424,149

See accompanying notes to these consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2007 and 2006
(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2007, except as otherwise indicated)

1. Nature of business

Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries (the “Company”) is comprised of a group of companies engaged mainly in the promotion, design, development, construction and sale of affordable entry-level, middle-income and residential. All sales are made in Mexico.

To carry out its activities, the Company engages in land acquisition, obtaining permits and licenses, designing, constructing, marketing and selling homes, obtaining individual financing for its clients and developing communities to satisfy housing needs in Mexico.

The Company participates in housing supply offers from the main housing funds in Mexico, such as the National Workers’ Housing Fund, or Instituto Nacional del Fondo de Ahorro para la Vivienda de los Trabajadores (“INFONAVIT”) and the Social Security and Services Institute Public-Sector Workers’ Housing Fund, or Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“FOVISSSTE”), among others, and governmental mortgage providers such as the Federal Mortgage Society, or Sociedad Hipotecaria Federal (“SHF”). Additionally, the Company participates in the market, where mortgage financing is provided by commercial banks and cash transactions.

For the years ended December 31, 2007, 2006 and 2005, revenues obtained through INFONAVIT mortgage financing accounted for 75%, 75% and 61%, respectively, of the Company’s total revenues, with other sources accounting 25%, 25% and 39%, respectively.

The Company’s operations are on a seasonal basis: normally the highest volume of sales takes place in the second half of the year. The construction times of real estate developments vary depending on the type of housing: entry-level, middle-income or upper-income; accordingly, construction revenues are recognized in different fiscal years, and the revenues from work completed and generation of accounts receivable fluctuate depending on the date of the beginning of the project and that of its completion.

On April 17, 2008, the Finance Director (CFO), Alan Castellanos Carmona, and the Controlling Director, Ramón Lafarga Bátiz, authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2007, 2006 and 2005. These consolidated financial statements must also be approved by the Audit Committee, the Board of Directors and the Company’s stockholders at their next meetings. These bodies have the authority to modify the accompanying consolidated financial statements, as appropriate.

2. Basis of preparation

a) Consolidation of financial statements

The consolidated financial statements include those of Desarrolladora Homex, S.A.B. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below:

	Ownership percentage
Company	2007	2006	Activity
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. (“PICSA”)	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid. del Fideicomiso AAA Homex 80284	100%	100%	Financial services
Administradora Picsa, S.A. de C.V.	100%	100%	Administrative services and promotion related to the construction industry
Altos Mandos de Negocios, S.A. de C.V.	100%	100%	Administrative services
Aerohomex, S.A. de C.V.	100%	100%	Air transportation and lease services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	100%	100%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V.	67%	67%	Promotion, design, construction and sale of entry-level and middle-income housing
Casas Beta del Centro, S. de R.L. de C.V. (1)	100%	100%	Promotion, design, construction and sale of entry-level and middle-income housing
Casas Beta del Norte, S. de R.L. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level housing
Casas Beta del Noroeste, S. de R.L. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level housing
Edificaciones Beta, S. de R.L. de C.V. (2)	100%	100%	Construction and design of housing
Edificaciones Beta del Noroeste, S. de R.L. de C.V. (2)	100%	100%	Construction and design of housing
Edificaciones Beta del Norte, S. de R.L. de C.V. (2)	100%	100%	Construction and design of housing
Hogares del Noroeste, S.A. de C.V. (3)	50%	50%	Promotion, design, construction and sale of entry-level and middle-income housing
Homex Amueblate, S.A. de C.V. (4)	100%	—	Sale of housing-related products
Homex Global, S.A. de C.V. (4)	100%	—	Holding company for foreign investments
Opción Homex, S.A. de C.V. (5)	100%	—	Sale, lease and acquisition of properties
Sofhomex, S.A. de C.V. S.F.O.M. E.R. (5)	100%	—	Financial services
Nacional Financiera, S.N.C. Fid. del Fideicomiso Homex 80584	100%	—	Employee stock option plan administration

Significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

(1)
Casas Beta del Centro, S. de R.L. de C.V. owns 100% of the outstanding stock of Comercializadora Cántaros, S.A. de C.V. and Super Abastos Centrales y Comerciales, S.A. de C.V., and 50% of the outstanding stock of Promotora Residencial Huehuetoca, S.A. de C.V. (Huehuetoca), which are engaged in the promotion, design, construction and sale of entry-level housing.

(2)	To more efficiently manage its operations, the Company decided to reduce the number of its subsidiaries: therefore, as of December 31, 2007, these subsidiaries have been liquidated.

(3)
Hogares del Noroeste, S. A. de C.V. is a 50%-owned and controlled subsidiary of Desarrolladora Homex, S.A.B. de C.V., which is engaged in the promotion, design, construction and sale of entry-level and middle-income housing.

(4)	These companies were incorporated in 2007; however, their operations have not been significant.

(5)	These companies were incorporated in 2007; however, they had no operations.

b) Acquisition of shares in Controladora Casas Beta, S.A. de C.V.

On July 1, 2005, the Company acquired 100% of the voting stock of Controladora Casas Beta, S.A. de C.V. (“BETA”), whose primary activity is the construction and sale of entry-level housing, mainly in the States of Baja California, Nuevo León and the State of Mexico. The results of BETA’s operations starting July 1, 2005 have been included in the Company’s consolidated financial statements. Among the main reasons for the acquisition of BETA was that BETA was considered to be the sixth-largest homebuilder in Mexico, in terms of the number of units sold. The acquisition of BETA is expected to significantly improve the Company’s financial results and strengthen its position in the market, enhancing its presence in the three previously mentioned states which have substantial housing markets where BETA has major construction projects.

BETA was acquired for Ps.2,245 million (Ps.2,043 million at nominal value), and included the cash purchase of 53% of BETA’s shares for Ps.1,125 million (Ps.1,066 million at nominal value) and the acquisition of the remaining 47% of BETA’s shares in exchange for 22,013,060 of the Company’s shares valued at Ps.1,033 million (Ps.977 million at nominal value). Upon completion of the acquisition, BETA was merged with the Company.

The condensed balance sheet of BETA on the acquisition date, adjusted for the assignment of the acquisition cost to the assets and liabilities assumed, was as follows:

	Balance as of June 30, 2005
Current assets (includes cash of Ps.46,171)	Ps.	2,321,654
Fixed assets, net		341,750
Intangible asset (BETA trademark)		488,086
Intangible asset (backlog)		140,402
Current liabilities		(750,401)
Long-term debt		(938,021)
Minority interest		(89,426)
Net assets acquired		1,514,044
Cost of the acquired entity		2,245,905
Goodwill	Ps.	731,861

The intangible assets represent the value assigned to the BETA trademark and backlog. Both intangibles were determined as part of the assessment performed by the Company to determine (a) the purchase price of the assets acquired and (b) the liabilities assumed. Backlog represents the houses under construction at the date of the acquisition of BETA which were expected to be sold in a subsequent period ranging between six and nine months. The trademark value was established by independent appraisers and the backlog was determined internally.

The goodwill resulting from the acquisition of BETA represents the benefit the Company expects to obtain from increasing its position in major housing markets in the State of Mexico and in the cities of Monterrey and Tijuana, and expected future synergies from the merger.

In the consolidated statement of income for the period from July 1, 2005 to December 31, 2005, BETA contributed net revenues of Ps.2,138,869, operating income of Ps.644,293 and net income of Ps.387,003.

If BETA had been acquired on January 1, 2005, pro forma total consolidated revenues would have been Ps.10,587,803; pro forma operating income would have been Ps.2,279,407; pro forma net income would have been Ps.1,244,843 and pro forma basic earnings per share would have been Ps.3.67.

c) Acquisition of shares of Super Abastos Centrales y Comerciales, S.A. de C.V.

In February 2005, Casas Beta del Centro, S. de R.L. de C.V. (“Beta del Centro”), a subsidiary of the Company, acquired 50% of the outstanding shares of Super Abastos Centrales y Comerciales, S.A. de C.V. (“SACC”) in order to participate in a program of entry-level housing construction in Mexico City. The excess cost of the acquired assets over their book value and the liabilities assumed totaled Ps.13,054, which was identified and recorded in the inventory of the development project. Under the agreements signed with SACC shareholders, Beta del Centro now has a controlling interest in SACC as of the acquisition date and consolidates SACC in its financial results.

On September 12, 2005, Beta del Centro acquired the remaining 50% of SACC’s outstanding shares for Ps.151,144. The excess cost of the shares acquired from minority owners totaled Ps.79,438, which was recorded as a capital distribution since this was a transaction between common shareholders.

3. Summary of significant accounting policies

The accompanying consolidated financial statements were prepared in conformity with Mexican Financial Reporting Standards (MFRS).

a) New accounting policies

The most relevant standards that came into force in 2007 are described below:

MFRS B-3, Statement of Income

MFRS B-3 establishes a new approach for identifying revenues, costs and expenses as either “ordinary” or “non-ordinary,” modifies certain specific standards and redefines the primary sections of the statements of income to provide a new classification of either “ordinary” or “earning levels.” This standard also requires the elimination from the statement of income (if any) of the caption “Initial Accumulated Effect of Accounting Changes,” to conform to the requirements of MFRS B-1, “Accounting Changes and Correction of Errors.”

MFRS B-3 allows the presentation of costs and expenses in the statement of income in conformity with their function, nature or combination thereof. MFRS B-3 also eliminates the operating income from the statement of income; however, it allows its presentation when it contributes to a better understanding of the performance of the companies. Whenever the operating income is presented, the standard requires disclosing the items it comprises as well as the reason for including it in the statement of income.

The Company decided to include operating profits since management considers that these are significant indicators, conforming to the disposition included in the recently issued Financial Reporting Standard Orientation No. 1, Presentation or disclosure of the operating income or loss, which establishes the general rules for the presentation of the statement of income.

MFRS B-13, Subsequent Events

MFRS B-13 modifies the former rules relative to subsequent events by establishing that certain events, such as the restructuring of assets and liabilities and the relinquishing of creditors of their collection rights in the case of debt default, shall be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect such subsequent events.

The application of MFRS B-13 had no effect on the Company’s financial position or results of operations.

MFRS C-13, Related Parties

MFRS C-13 broadens the concept of related parties to include joint ventures in which the reporting entity participates, immediate family members of key management personnel or directors and funds derived from labor obligation plans. This standard obligates entities to disclose: (a) the relationship between the controlling company and its independent subsidiaries, irrespective of whether transactions were carried out between them in the period or not; (b) the name of the direct controlling company and, if different, the name of the main controlling company of the economic entity to which it corresponds; and (c) the compensation paid to the entity’s key management or relevant company directors.

The application of MFRS C-13 had no effect on the Company’s financial position or results of operations.

MFRS D-6, Capitalization of the Comprehensive Financing Cost

MFRS D-6 establishes that entities must capitalize comprehensive financing cost (CFC), which was previously optional, modifying the guidelines of MFRS C-6, Property, plant and equipment.

The capitalized CFC relates to financing costs related to qualifying assets that could be avoided if the acquisition of such assets were not made, which includes, in the case of financing in domestic currency, the interest expense and monetary position, and in the case of financing in foreign currency, the foreign exchange rate income or losses. The qualifying assets are those acquired for self-use and that require a long-term acquisition period or construction to be usable, or those assets acquired to be sold or leased, including inventories with a long-term period required to finalize their acquisition and preparation for sale. The capitalization of the comprehensive financing cost begins and continues while there have been cash flows used for its acquisition, or while the necessary activities are taking place in order to have the asset ready to be used or sold and interest has accrued.

MFRS D-6 establishes that the calculation for the capitalization of the comprehensive financing cost will be made considering the proportional ratio related to the debt utilized for the acquisition of those assets, or, through the application of the weighted average capitalization rate of the financings by the weighted average of the investments on qualifying assets during the acquisition period. When there are financings with implied interest cost, this is capitalized cost for such assets, since those financings are recognized at present value.

The adoption of MFRS D-6 for the year ended December 31, 2007 represented a decrease in CFC of Ps.179,304. This standard is applied prospectively and thus 2007 is not comparable to either 2006 or 2005.

The Interpretation of MFRS 4, Presentation of Employee Profit-Sharing in the Statement of Income

The Interpretation of MFRS 4 concludes, based on the analysis of MFRS B-3, D-3 and D-4, that employee profit-sharing shall be presented as an ordinary expense.

The Interpretation of MFRS 8, Effects of the Flat-Rate Business Tax (IETU)

In December 2007, the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF) issued the Interpretation of MFRS 8, which is effective for fiscal years beginning on or after October 1, 2007. This standard was created as a result of the need to clarify whether or not the flat-rate business tax should be treated as a tax on profits and to establish the guidelines for its accounting treatment.

The Interpretation of MFRS 8 establishes that the IETU is a tax on profit and that at and for the year ended December 31, 2007 its effects should be recognized in conformity with the provisions of Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit-Sharing, and as of January 1, 2008, in conformity with MFRS D-4, Taxes on Profits. Based on the conclusions of this Interpretation, an entity must first determine whether its tax base generates IETU payable or income tax payable. To do so, taxpayers should carry out financial projections to determine if their tax-on-profits base will be for income tax or IETU. Based on the results of these projections, taxpayers will be able to plan in advance for either IETU or income tax as it arises each year.

Entities that have determined that they will essentially pay IETU must recognize the effects of deferred IETU in their financial statements dated between October 1 and December 31, 2007. This deferred tax must correspond to the temporary differences and IETU credits existing in 2007 for which payment or recovery of IETU is expected as of or after 2008. Therefore, those entities that have determined that they will essentially pay IETU in the future must recognize, at the date of the corresponding financial statements, the deferred IETU asset or liability and at the same time eliminate the deferred income tax asset or liability recognized at such date. These adjustments give rise to an expense or income that must be recognized in the 2007 statement of income as part of the caption Taxes on Profits or in stockholders’ equity when it relates to other comprehensive income items.

In the determination of deferred IETU asset or liability, taxpayers must consider that certain IETU loans generate a deferred tax asset, provided that the law establishes the possibility of applying such credits against the IETU of future periods. These credits must be reviewed at least once a year and written down for those portions for which there is uncertainty as to recoverability.

The deferred tax rate is the rate enacted and established in the tax provisions at the date of the report on the financial statements, which is expected to be in force at the time the deferred IETU asset and liability will be realized (16.5% in 2008, 17% in 2009 and 17.5% in 2010 and subsequent years).

Deferred IETU for the period must be recognized as a deferred tax expense or income in the income statement of the period as part of the caption Taxes on Profits (in stockholders’ equity for those amounts associated with comprehensive income items) and as a non-current asset or long-term liability in the balance sheet. In the notes to the consolidated financial statements the entity must disclose an analysis of the taxes on profits presented in the income statement, listing the amounts of payable and deferred IETU. The entity must also mention the deferred IETU related to other comprehensive income items.

Under the IETU, an entity must determine the amount of asset tax generated through 2007 that it will be able to recover as of 2008. Such amount must be recognized in the 2007 financial statements as a recoverable tax account and any amount of asset tax considered unrecoverable must be cancelled from the 2007 balance sheet and recognized as an expense in the statement of operations of the same period as part of the Taxes on Profits caption. As of 2008, the balance of recoverable taxes must be reviewed on each financial statement closing date and written down when there is evidence that some amounts may not be recoverable after all.

The effects of adopting this new accounting standard are described in Note 23.

b) Revenue and cost recognition

Revenues from the Company’s activities as a developer are recorded pursuant to the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development and each project. Under this method, the estimated revenue for each development and project is multiplied by such percentage to determine the amount of revenue to be recognized. Management periodically evaluates the fairness of estimates used to determine the percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on uncompleted projects exceed expected revenues, a provision for estimated costs is recorded in the period in which such costs are determined. The Company begins applying the percentage-of-completion method when the following conditions have been met:

-	the homebuyer has submitted all required documents in order to obtain the financing from the mortgage lender;

-	the Company establishes that the homebuyer will obtain the required financing from the mortgage lender;

-	the homebuyer has signed a format whereby he is liable for payment once the purchase is effected; and

-	the homebuyer has made a full or partial down payment where down payments are required.

The cost of sales represents the costs incurred in the development of housing sold by the Company during the year. These costs include land, direct materials, labor and all the indirect costs related to the development of the project such as indirect labor, equipment, repairs, depreciation and the capitalization of the comprehensive financing costs.

c) Recognition of the effects of inflation

The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year, which are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year. The factor used to restate the prior year balances was 1.037590. Recognition of the effects of inflation results mainly in inflationary gains or losses on non-monetary and monetary items that are presented in the financial statements under the following line items:

- Other stockholders’ equity accounts

This item includes the accumulated monetary position result through the initial restatement of the consolidated financial statements.

- Monetary position result

The monetary position result represents the erosion of purchasing power of monetary items caused by inflation and is calculated by applying National Consumer Price Index (“NCPI”) factors to the monthly net monetary position. Losses result from maintaining a net monetary asset position.

- Stockholders’ equity

Stockholders’ equity accounts were restated based on adjustment factors derived from the NCPI.

In 2008, the Company will apply the requirements of the new MFRS B-10, Effects of Inflation. See Note 26.

d) Use of estimates

In conformity with MFRS, the preparation of financial statements requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

e) Cash and cash equivalents

Cash and cash equivalents are stated at acquisition cost plus accrued interest, or at their estimated realization value, whichever is lower. Cash and cash equivalents consist basically of bank deposits and highly liquid investments with maturities of less than 90 days. These investments are stated at cost plus accrued interest, which is similar to their market value.

Restricted cash represents bank deposits for warranties that are temporarily restricted for a period of up to 12 months.

f) Allowance for doubtful accounts

The Company’s policy is to provide for doubtful accounts based on balances of inactive accounts receivable, applying several percentages based on their aging status.

g) Inventories and cost of sales

Construction-in-process, construction materials, land for development and future developments and land for inventories are recorded at acquisition cost and restated using the NCPI. Cost of sales is also restated by applying such index.

Land for future developments refers to land reserves yet to be developed by the Company. Land for future developments is recorded at acquisition cost and is restated by applying factors derived from the NCPI.

The Company has land trust agreements for homebuilding development sites, where each one of the trustees participates in the income generated by these developments in percentages that vary between 9% and 14% for lands not urbanized and 32% for urbanized lands. As per the agreements, the Company recognizes the land as inventory when construction starts (but for the portion of land used).

h) Property and equipment

Property and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

Years
Buildings	20
Machinery and equipment	4 and10
Transportation equipment	4
Air transportation equipment	10
Office furniture and equipment	10
Computers	4
Communication equipment	4

The value of property and equipment is reviewed whenever there are indications of impairment.

See Note 3 k) for our accounting policy regarding impairment of long-lived assets.

i) Leases

The Company classifies agreements to lease property and equipment as operating or capitalizable, in conformity with the guidelines of Bulletin D-5, “Leases.”

Lease arrangements are recognized as capital leases if they meet at least one of the following conditions:

- Under the agreement, the ownership of the leased asset is transferred to the lessee upon termination of the lease.
- The agreement includes an option to purchase the asset at a reduced price.
- The term of the lease is basically the same as the remaining useful life of the leased asset.
- The present value of minimum lease payments is basically the same as the market value of the leased asset, net of any benefit or scrap value.

When the lessor retains the risks or benefits inherent to the ownership of the leased asset, the agreements are classified as operating leases and rent is charged to results of operations.

j) Goodwill

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the date of purchase in accordance with the purchase method of accounting.

Goodwill is recorded initially at acquisition cost and then restated using adjustment factors derived from the NCPI.

Goodwill is not amortized; however, it is subject to annual impairment tests and adjusted for any impairment losses.

k) Impairment of long-lived assets in use

The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows using an appropriate discount rate, or the net sale price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses; depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years; obsolescence; reduction in the demand for the products manufactured; competition and other legal and economic factors.

l) Other assets

Costs incurred during the development stage which lead to future economic benefits because they meet certain conditions for their recognition as assets are capitalized and amortized under the straight-line method, in conformity with their estimated useful lives. Expenses related to the placement of the loan mentioned in Note 9 are recorded at cost and restated by applying NCPI factors, and will be amortized under the straight-line method in a period of 10 years, which is the respective term. The value assigned to the BETA trademark is restated by applying NCPI factors, and is amortized under the straight-line method in a period of five years for the trademark, which is the estimated useful life.

m) Employee retirement obligations

The Company’s policy is to grant seniority premiums and termination pay, covering all its employees. The related calculations are based on the provisions of the Mexican Federal Labor Law.

Seniority premiums and termination payments are recognized periodically based on independent actuarial computations, using the projected unit-credit method and financial assumptions net of inflation.

Under Mexican labor law, workers are entitled to certain benefits at the time of their departure from the Company under certain circumstances.

n) Business acquisitions

All business acquisitions are recognized and valued initially by the purchase method, which includes the cash delivered or its fair value equivalent.

o) Derivative financial instruments

Derivative financial instruments are used for hedging purposes. At December 31, 2007 and 2006, all derivative instruments were recognized in the balance sheet at fair value, initially represented by the amount of consideration agreed (both assets and liabilities). Transaction costs and cash flow received or delivered to adjust these instruments to fair value at the beginning of the transaction, not related to premiums on options, are amortized during the respective term. The changes in the fair value of derivative financial instruments that do not qualify as hedging instruments are recognized in income as an exchange loss.

p) Liabilities, provisions, contingent assets and liabilities and commitments

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events; (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

Contingent liabilities are recognized when they will most likely give rise to a future cash disbursement for their settlement. Contingent assets, if any, are only subject to disclosure, unless they can be definitely realized. Also, commitments are only recognized when they generate a loss.

q) Deferred taxes

The Company recognizes deferred taxes using the asset and liability method. Under this method deferred taxes are recognized on all temporary differences between the book and tax values of assets and liabilities, using the enacted income tax rate at the time the financial statements are issued, which is the enacted rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the recovery of deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being recovered.

Asset tax is recognized as a deferred income tax asset, making the appropriate evaluation of its future recovery.

r) Deferred employee statutory profit-sharing

Deferred employee statutory profit-sharing is recognized only on temporary differences determined in the reconciliation of current year net income and the income base determined for employee profit-sharing purposes, only when there is no indication that the resulting liability or asset will not be realized in the future.

s) Foreign currency balances and transactions

Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income.

See Note 17 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency-denominated balances.

t) Stock option plan

In November 2007, the Company implemented a plan through which certain of its executives and officials receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined using an appropriate pricing model, See Note 16f).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award “the vesting date”. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as of the beginning and end of that period. Since the vesting period is completed only on January 1, 2008, the implementation of the plan had no effect in 2007.

The stock option plan for executive personnel is integrated by shares of the Company valued at cost of acquisition, as a decrease in contributed capital, restated by applying the NCPI. The fair value of the share options is recognized as an expense, apportioned over the fiscal year, and their fair value is determined at the grant date. Any cash flow received by the exercised options is applied to the stockholders’ equity.

u) Earnings per share

Earnings per share is calculated by dividing net income of majority interest by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities; so, basic and diluted earnings per share are the same.

From October to December 2007 the Company repurchased 999,200 shares, which are part of the stock option plan for employees; however, these shares are not considered for purposes of determining the basic earnings per share. The weighted average number of shares outstanding is presented below:

Thousands of shares
Outstanding shares prior to repurchase	335,869
Effect of shares repurchased on weighted average	(181)
Weighted average of outstanding shares, for EPS calculation	335,688

v) Comprehensive income

Comprehensive income is represented by net income, the effects of labor obligations and the effect of the conversion of the financial statements of the foreign associated company.

w) Statement of income presentation

The costs and expenses reflected in the statement of income are presented according to their function, since this classification allows an adequate analysis of gross profits and operating margins. The Company’s operating income is presented because it is an important indicator of its overall performance and results, and includes ordinary expenses, operating costs and expenses. Other ordinary income is therefore excluded. This presentation conforms with that used for purposes of the financial statements for the years ended December 31, 2006 and 2005.

x) Reclassifications

Certain captions shown in the 2006 and 2005 financial statements as originally issued have been reclassified for uniformity of presentation with the 2007 financial statements as follows:

- Through 2006, employee profit-sharing was presented after pre-tax income. In 2007, profit- sharing costs were considered an operating expense and not a tax. These provisions were applied retroactively; therefore, and according to the Interpretation of MFRS 4, Presentation of employee profit-sharing in the statement of income, the amounts related to this category have been reclassified in other income, net. The reclassified balances for the years 2006 and 2005 were Ps.36,728 and Ps.10,354, respectively.

- Restricted cash shown in 2006 of Ps.37,597 was reclassified from Cash and cash equivalents.

- The balances related to other debtors of Ps.108,645 and recoverable taxes of Ps.198,805 for 2006 were reclassified and are shown in Note 7. Formerly, these amounts were classified as part of receivables. The amount of Ps.198,805, corresponding to refundable taxes, was also reclassified to prepaid expenses. Formerly, this was included in accounts receivable.

- Capital leases were reclassified from bank loans payable. The balance reclassified was Ps.8,704.

- The balance related to cash withheld from sub-contractors of Ps.30,640 was reclassified from accumulated expenses (shown in the taxes payable caption in 2006) to the suppliers’ account.

y) Segment reporting

Segment reporting is presented in accordance with the information prepared for the internal decision-taking process. The information is presented according to the type of housing on sale by the Company.

4. Cash and temporary investments

	2007		2006

Cash	Ps.	118,410	Ps.	103,153
Temporary investments		2,088,424		2,278,536
	Ps.	2,206,834	Ps.	2,381,689

Cash and cash equivalents consist basically of bank deposits and highly liquid investments. The Company has restricted cash deposited in different escrow accounts for various operating purposes for a total of Ps.156,090, of which Ps.54,090 relates to a contemplated business combination (see Note 24) and Ps.102,000 and Ps. 37,597 relate to restricted amounts (See Note 14) and corresponding to 2007 and 2006, respectively.

5. Trade accounts receivable

	2007		2006
As promoter:
Total incurred construction costs	Ps.	4,281,284	Ps.	3,230,394
Estimated gross profit on costs incurred		2,164,553		1,559,162
Unbilled revenues on developments in progress		6,445,837		4,789,556
Due from customers (1)(2)		1,135,473		775,385
Services and other		60,692		53,840
		7,642,002		5,618,781
Allowance for doubtful accounts		(89,318)		(73,554)
		7,552,684		5,545,227
Trade accounts receivable, long-term		(3,426)		(4,141)
	Ps.	7,549,258	Ps.	5,541,086

Unbilled revenues on developments in progress represent revenues recognized on costs incurred, in accordance with the percentage-of-completion method, which have not yet been billed.

Because of the varied composition of its receivables, the Company does not believe that it has a significant concentration of credit risk. While some of its receivables are from homebuyers, the majority are from entities in the home finance business, including those supported by the Mexican Government, whose characteristics differ from other receivables.

(1)	These amounts include balances due from INFONAVIT, FOVISSSTE, SOFOLES (Sociedades Financieras de Objeto Limitado), commercial banks and homebuyers.

(2)
The Company participates in a government program referred to as “Programa de Entrega Anticipada de Vivienda INFONAVIT” (formerly “Programa de Liquidez Electronica”). This program provides for factoring of INFONAVIT receivables without recourse, thereby providing for more timely collection.

6. Inventories

	2007		2006
Land:
Titled land	Ps.	4,535,849	Ps.	2,275,413
Contracted land		4,782,862		4,300,448
Advances to land suppliers		104,007		540,888
		9,422,718		7,116,749
Land for future developments		(7,091,074)		(5,180,583)
Total land		2,331,644		1,936,166

Other inventories:
Construction-in-process		1,128,591		1,220,370
Construction materials		629,869		369,200
Advances to suppliers		301,935		686,707
Total other inventories		2,060,395		2,276,277

Total inventories	Ps.	4,392,039	Ps.	4,212,443

The Company’s policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as part of current assets, and classifying all remaining land as non-current assets.

Due to the application of MFRS D-6 during 2007, the net comprehensive financing cost related to qualified assets for the same period was Ps.179,304, of which Ps.119,286 relates to inventories sold and subsequently was applied to cost of sales of the same period and Ps.60,018 (Ps.43,213 net of taxes) represented an increase in net income. The approximate range period for the amortization of the capitalized comprehensive financing cost is between 4 and 12 months. The annual capitalization rate is 7.6%.

The Company utilizes certain land trust agreements in order to obtain its supply of land for construction purposes. As of December 31, 2007 and 2006 the Company had recognized Ps.41,199 and Ps. 93,493 related to this inventory, which are part of the “contracted” land inventory.

During the year ended December 31, 2007, the net comprehensive financing cost capitalized in inventories is as follows:

	Year Ended December 31, 2007
Total accrued net comprehensive financing cost before capitalization	Ps.	458,208
Comprehensive financing cost capitalized in inventories		(179,304)
Comprehensive financing cost, after capitalization	Ps.	278,904

7. Prepaid expenses and other current assets

	2007		2006

Sales commissions paid in advance	Ps.	99,137	Ps.	81,759
Sundry debtors		58,030		108,645
Refundable taxes		322,265		198,805
Insurance and bond contracts		6,052		8,470
Prepaid interest		4,870		1,745
	Ps.	490,354	Ps.	399,424

8. Property and equipment

	2007		2006

Buildings	Ps.	251,570	Ps.	237,682
Machinery and equipment		954,641		440,601
Transportation equipment		89,313		80,140
Air transportation equipment		87,571		39,694
Office furniture and equipment		63,672		45,012
Computers		76,482		39,372
Communication equipment		21,460		15,569
		1,544,709		898,070
Accumulated depreciation		(420,871)		(258,632)
		1,123,838		639,438
Land		31,891		29,657

	Ps.	1,155,729	Ps.	669,095

The amount of assets acquired via capitalized leases during the year ended December 31, 2007 was Ps.350,854. At December 31, 2006, the assets acquired by capital leases were not material.

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was Ps.196,307, Ps.130,829 and Ps.66,626, respectively.

9. Other assets

	2007		2006

Net value of the “BETA” trademark	Ps.	227,635	Ps.	330,669
Debt issuance costs, net		69,979		82,431
Intangible assets from employee retirement obligations		30,092		22,147
Other		65,802		25,858
Investment in associated company		19,083		1,038
Trade accounts receivable, long-term (see Note 5)		3,426		4,141
	Ps.	416,017	Ps.	466,284

Amortization expense for the years ended December 31, 2007, 2006 and 2005 was Ps.105,410, Ps.114,529 and Ps.174,960, respectively. The expected amortization of the “BETA” trademark and debt issuance costs for the years 2008 to 2015 is as follows:

Year	Amortization
2008	Ps.	98,747
2009		98,747
2010		56,382
2011		8,748
2012 and thereafter		34,990
	Ps.	297,614

10. Long-term debt

As of December 31, 2007 and 2006, the Company’s long-term debt with bank institutions consists of the following:

	2007		2006
Bond issuance (senior guaranteed notes) with Credit Suisse First Boston and Merrill Lynch, guaranteed by PICSA, DECANO and other subsidiary companies, for US$250 million, with a fixed annual interest rate of 7.5%, payable on September 28, 2015. Interest is payable semiannually.	Ps.	2,729,625	Ps.	2,811,481
HSBC México, S.A. A credit line of Ps.1,081 million granted on July 1, 2005, with semi-annual payments beginning on March 14, 2008, maturing on September 14, 2010, bearing interest at the Mexican Interbank Equilibrium Interest Rate (TIIE) plus 1%. The proceeds were used to purchase BETA.		540,500		560,818
GE Capital, S.A. Line of credit granted by GE Capital to Aerohomex, S.A. de C.V. to purchase an executive jet for US$2.3 million on July 29, 2005, maturing on July 29, 2010, at an interest rate of 7.4%.		13,872		19,435
Interest payable		75,547		77,613
Total debt		3,359,544		3,469,347
Less current portion		(260,758)		(91,392)
Total long-term debt	Ps.	3,098,786	Ps.	3,377,955

Covenants

Loan covenants require the Company and its subsidiaries to meet certain obligations. These covenants cover changes in ownership control, restrictions on incurring additional debt that does not meet certain requirements established in the loan contracts, restrictions on the sale of assets and the sale of capital stock in subsidiaries, unless they meet certain requirements, restricted payments where dividends cannot be paid or capital reimbursed to stockholders’ equity unless they are made between the guarantor subsidiaries. In addition, the Company cannot pledge any of its assets or properties to guarantee any additional debt.

Financial covenants, derived from the loans, require the Company to maintain:

-	a ratio of total stockholders’ equity to total debt of more than 1.0 to 1.0;

-	a ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to short-term debt (including the interest payable) of at least 3.0 to 1.0; and

-	operational restrictions on working capital.

There are also restrictions applicable to additional debt based on EBITDA levels.

In the event the Company does not comply with any of the above provisions, there is a resulting limitation on its ability to pay dividends to its stockholders.

As of December 31, 2007 and 2006, the Company was in compliance with the financial covenants of its debt agreements.

Senior guaranteed notes exchange offer

In January 2006, the Company completed an Exchange Offer related to all of its Senior Guaranteed Notes. The new notes have been registered pursuant to the Securities Act of 1933, as amended. Otherwise, the terms of the “Old” Senior Guaranteed Notes and the New “Senior” Guaranteed Notes are identical. During 2006, the Company incurred Ps.12,994 in incremental direct costs associated with the Exchange Offer. These amounts are included with other debt issuance costs (see Note 9) and will be amortized over the remaining life of the Senior Guaranteed Notes.

Debt maturities

As of December 31, 2007, long-term debt matures as follows:

Year	Amount
2009	Ps.	185,211
2010		183,951
2015		2,729,624
	Ps.	3,098,786

The value of the Banking Interest Rate (“TIIE”) published in the Federal Official Gazette as of December 31, 2007 and 2006 was 7.9250% and 7.3675%, respectively. The exchange rate used to convert debt denominated in US Dollars was Ps.10.9185 and Ps.10.8385, respectively.

11. Swap payable

In order to convert the principal of the U.S. dollar bonds to Mexican pesos, in September 2005 the Company entered into two “Principal Only Swaps” with a notional value of US$250 million, which entitle the Company to receive this amount in 2015 in return for a payment in Mexican pesos at a fixed exchange rate of Ps.10.83 per US Dollar. As part of the derivatives structure, the Company will pay interest of 2.92% a year on the total notional amount in US Dollars, in semi-annual payments. The transaction is an economic hedge, but because it does not meet current hedge accounting requirements, it was classified and recorded as a trading derivative. As of December 31, 2007 and 2006, the fair value of this derivative was Ps.79,098 (US$7.2 million) and Ps.227,074 (US$20.2 million) respectively, which represents the estimated present value of future cash flows to be paid out by the Company. This unfavorable balance does not represent a current cash outlay given the structure of Principal Only Swaps. Changes in fair value are recognized in current earnings as a component of comprehensive financing cost within the exchange (gain) losses account.

12. Leases

a) Capital Leases

As of December 31, 2007 there are contracts of capital leases of machinery and equipment for a five-year period.  The interest rate of the contracts denominated in pesos is TIIE plus 0.8 percentile points.

	2007		2006

Financial leases provided by Bancomer in June 2007, with maturity in January 2013 and an interest rate at TIIE plus 0.8%.	Ps.	350,331	Ps.	-
Other		3,222		8,704
Interest payable		3,491		-

Total capital leases		357,044		8,704
Current portion of long-term capital leases		(68,187)		(8,704)
Total long-term capital leases	Ps.	288,857	Ps.	-

Minimum compulsory payments relating to these contracts as of December 31, 2007, excluding interest payable monthly, are as follows:

	Total
2008	Ps.	68,187
2009		67,307
2010		73,299
2011		79,825
2012		67,913
2013		513
Total	Ps.	357,044

Covenants

The financial covenants of the leases require the Company and its subsidiaries to maintain:

-	a liquidity ratio of current assets to short-term liabilities no less than 1.50 to 1.0;

-	a financing ratio of total liabilities to stockholders’ equity no greater than 1.70 to 1.0; and

-	a relation of operational income to net comprehensive financing cost at a minimum level of 2.0.

As of December 31, 2007 and 2006, the Company was in compliance with these financial covenants.

b) Operating leases

As of December 31, 2007, the Company had entered into agreements for the operating lease of machinery and equipment for a period of five to six years. The minimum compulsory payments relating to these agreements are as follows:

	2007
2008	Ps.	51,703
2009		51,602
2010		51,466
2011		45,090
2012		30,795
2013		17,251
Total	Ps.	247,907

Operating leases expensed for the years ended December 31, 2007, 2006 and 2005 amounted to Ps.33,694, Ps.16,254 and Ps.11,663, respectively.

13. Employee retirement obligations

The Company has a plan for covering seniority premiums which consists of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. Since 2005, the Company has recognized a liability for personal severance pay. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

As of December 31, 2007 and 2006 and for the years ended 2007, 2006 and 2005, the present values of these obligations and the rates used for the calculations are as follows:

	For the year ended December 31, 2007
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	8,062	Ps.	1,182	Ps.	9,244
Financial cost		3,020		118		3,138
Transition liability		3,416		38		3,454
Actuarial losses		1,346		6		1,352
Inflation adjustment		1,135		93		1,228
Net period cost	Ps.	16,979	Ps.	1,437	Ps.	18,416

	For the year ended December 31, 2006
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	7,953	Ps.	895	Ps.	8,848
Financial cost		2,769		93		2,862
Transition liability		2,929		36		2,965
Actuarial losses		1,385		17		1,402
Inflation adjustment		548		13		561
Net period cost	Ps.	15,584	Ps.	1,054	Ps.	16,638

	For the year ended December 31, 2005
	Severance pay		Seniority premium		Total
Integration of Net Period Cost:
Labor cost	Ps.	3,259	Ps.	295	Ps.	3,554
Financial cost		1,327		45		1,372
Transition liability		2,626		34		2,660
Inflation adjustment		238		433		671
Net period cost	Ps.	7,450	Ps.	807	Ps.	8,257

	Balances as of December 31, 2007
	Severance pay		Seniority premium		Total
Projected benefit obligations	Ps.	78,941	Ps.	2,795	Ps.	81,736
Transition liability		18,216		697		18,913
Non-recognized actuarial losses		17,160		755		17,915
Reserve	Ps.	43,565	Ps.	1,343	Ps.	44,908

Current benefit obligations	Ps.	76,181	Ps.	2,916	Ps.	79,097

	Balances as of December 31, 2006
	Severance pay		Seniority premium		Total
Projected benefit obligations	Ps.	55,469	Ps.	2,685	Ps.	58,154
Transition liability		21,243		904		22,147
Non-recognized actuarial losses		18,724		401		19,125
Reserve	Ps.	15,502	Ps.	1,380	Ps.	16,882

Current benefit obligations	Ps.	49,590	Ps.	2,685	Ps.	52,275

The transition liability will be amortized in a 10-year to 22-year period, which is the average labor life remaining for the employees expected to receive the benefits.

The rates used in the actuarial analysis are as follow:

	2007	2006
Discounts of labor obligations	5.25%	5.50%
Salary increases	1.25%	1.50%
Inflation rates	4.00%	3.75%

As of December 31, 2007 and 2006, the additional liability was Ps.34,189 and Ps.35,393, respectively; the intangible asset which was included as part of the other assets, as of December 31, 2007 and 2006 was Ps.30,092 and Ps.22,147, respectively. The accumulated effect in the stockholders’ equity as of December 31, 2007 and 2006 was Ps.4,096 and Ps.13,246, respectively.

14. Trade accounts payable

	2007		2006

Suppliers	Ps.	2,711,927	Ps.	1,614,379
Revolving credit lines *		557,369		404,102
Other creditors		186,973		116,657
Total accounts payable	Ps.	3,456,269	Ps.	2,135,138

* The Company established a trust that allows its suppliers to obtain financing from various financial institutions, in part through a factoring program sponsored by Nacional Financiera, S.N.C. (“Nafinsa”). In relation to this program, the Company established a trust fund called Fideicomiso AAA-Homex with Nacional Financiera, S.N.C., which granted a line of credit for Ps.1,000,000 with a guarantee fund of Ps.102,000 and Ps.37,597, respectively (investment account), as of December 31, 2007 and 2006. Under this program, the AAA-Homex trust can use the Nafinsa line of credit to finance a portion of the accounts receivable of the Company’s suppliers. As mentioned in Note 2, the AAA Homex trust is a consolidated subsidiary of the Company. As of December 31, 2007 and 2006, this factoring program encompassed approximately 2,873 suppliers where the financing resources are covered by the suppliers themselves.

15. Land suppliers

	2007		2006
Short-term	Ps.	2,754,906	Ps.	3,501,895
Long-term	Ps.	992,801	Ps.	-

Land suppliers represent the outstanding balance payable to our suppliers of land currently in use or estimated to be developed. Long-term land suppliers represent payables with maturities of over 12 months.

16.	Stockholders’ equity

a) Common stock at par value (historical Pesos) as of December 31, 2007 and 2006 is as follows:

	Number of Shares		Amount
	2007	2006	2007		2006
Fixed capital:
Sole series	335,869,550	335,869,550	Ps.	425,443	Ps.	425,443

b) At an extraordinary meeting held on June 30, 2005, the stockholders approved, among other resolutions, an increase in fixed capital derived from the merger with Controladora Casas Beta, S.A. de C.V. (see Note 2), for a total of 22,013,060 common nominative single series shares at no par value, which were delivered to stockholders of the merged company as released stock in exchange for the shares they owned in the merged company, which was canceled pursuant to such merger at a ratio of 134.7807 shares of the Company for every share of the merged company. Accordingly, capital stock increased by Ps.258,808, at par value, with a share subscription premium of Ps.718,792 at par value, equivalent to Ps.285,762 and Ps.793,655 constant Mexican pesos, respectively.

c) Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. The legal reserve as of December 31, 2007 and 2006 amounted Ps.105,602 and is included as part of retained earnings.

d) The balances of the stockholders’ equity tax account as of December 31 are:

	2007		2006
Contributed capital account	Ps.	3,670,265	Ps.	3,670,265

Earnings distributed in excess of the balances of the Net Tax Profit Account (CUFIN) will be subject to income tax payable by the companies at the rate in force. At December 31, 2007, the Company’s CUFIN balance is Ps. 528,866.

e) On February 27, 2007, the Board of Directors authorized a stock option plan as an incentive to key executives of the Company (see paragraph f, below).

f) The stock option plan for executives is formed by 999,200 stock options of the Company, which are held in a trust especially created for this purpose. 972,200 stock options are granted to the key executives at a value greater than the market value at the grant date of Ps.98.08.

The executives have the right to exercise one-third of their total options granted per year. The right to exercise the option expires after three years from the grant date or, in some cases, after 180 days from the departure of the executive from the Company.

The calculation of the compensation derived from the stock purchase options is recorded in conformity with the guidelines of International Financial Reporting Standard (IFRS) 2, issued by the International Accounting Standards Board (IASB), applied on a supplementary basis. The Company considers that at December 31, 2007 the conditions to obtain the cost of the options are not met, since according to the plan, the executives can exercise the options effective January 1, 2008. Consequently, no related application was made in results of operations.

Activity during the year

The following information analyzes the shares with purchase option and the related movements during the year:

	Number of stock options	Weighted average price of year (in pesos)
Stocks repurchased to be granted as of December 31, 2007	999,200	98.08
Granted	979,200	98.08
Exercised	-	-
Cancelled	-	-
Stock options pending to be granted at December 31, 2007	20,000	98.08

The average remaining life of the options is 2.1 years as of December 31, 2007.

The fair value of the stock options granted was Ps.116.50 per stock option.

The following table analyzes the information to determine the fair value of the plan for the year ended December 31, 2007:

Expected dividend yield	0%
Expected stock price volatility	21.5%
Risk-free interest rate	8.1%
Expected life of options in years	1 years
Model used	Black-Scholes-Merton

g) On September 26, 2007, Promotora Residencial Huehuetoca, S.A. de C.V. (Huehuetoca) declared dividends to its stockholders which included both the Company and minority shareholders. Dividends to minority shareholders were Ps.9,133 and have been reflected as a reduction of minority stockholders’ equity in the accompanying consolidated financial statements.

17. Foreign currency balances and transactions

a) As of December 31, 2007 and 2006, the foreign currency monetary position is as follows:

	2007		2006
Thousands of U.S. dollars:
Monetary assets	US$	5,038	US$	19
Monetary liabilities		(372,284)		(310,953)

Monetary liability position, net	US$	(367,246)	US$	(310,934)

Equivalent in Mexican pesos	Ps.	(4,009,775)	Ps.	(3,370,058)

b) Non-monetary assets of foreign origin as of December 31, 2007 are as follows:

	Currency	Foreign currency balance (in thousands)	Equivalent in Mexican Pesos
Air transportation equipment	U.S. dollars	$8,020	Ps.	87,571

c) The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	December 31,						April 17,
	2007		2006		2005		2008
U.S. dollar	Ps.	10.9185	Ps.	10.8385	Ps.	10.6255	Ps.	10.4900

18. Transactions and balances with related parties

a) The following agreements have been entered into with related parties:

The Company is a party to an administrative service agreement with two entities whose principal owners are officers of the Company (Serviasesorías and Administradores de la Empresa en Equipo, S.C.) for which PICSA paid a 5% fee based on total expenses. The amounts paid under this agreement totaled Ps.55,389, Ps.88,232 and Ps.51,973 in 2007, 2006 and 2005, respectively. As of April 1, 2007, these companies entered in a liquidation process and all the employees were transferred to subsidiaries of the Company.

b) An analysis of balances due from/to related parties at December 31, 2007 and 2006 is as follows:

	2007		2006
Due from:
Administradores de la Empresa en Equipo, S.C. (1)	Ps.	3,211	Ps.	652
	Ps.	3,211	Ps.	652

Due to:
Serviasesorías (2)	Ps.	104	Ps.	5,252
	Ps.	104	Ps.	5,252

(1)	These balances are a component of the account receivable due from customers.
(2)	These balances are a component of the supplier account.

c) On November 19, 2007, Hipotecaria Crédito y Casa, S.A. de C.V. and Crédito Inmobiliario, S.A. de C.V. were purchased by an independent group of investors, and are no longer affiliates. Prior to this transaction, these entities did not have significant transactions with the Company.

d) The terms and conditions among related parties are as follows:

The balances receivable from related parties are considered recoverable. For the years ended December 31, 2007 and 2006, there is no uncollectible expense for related party receivables.

e) Compensation paid to the Company’s key managerial personnel or relevant directors is as follows:

	2007		2006		2005

Short and long-term direct benefits	Ps.	140,326	Ps.	106,713	Ps.	65,629
Termination benefits		40,781		-		-
	Ps.	181,107	Ps.	106,713	Ps.	65,629

No stock payments or post-retirement benefits were granted in the year.

19. Segment reporting

Subsequent to the hiring of a new Chief Operating Decision Maker (CODM) in late 2006, the Company began to generate separate reports by affordable entry level and middle-income operations, which is why the Company began reporting segment information in its 2006 financial statements.  Prior to 2006, such reports were not generated. The following segment reporting information is presented according to the information used by management for decision making purposes. The Company segregates the financial information by operation segments (affordable entry level and middle-income) considering the operational and organizational structure of the business (which was established by house models as explained in the next paragraph), according to the provisions of MFRS B-5, Segment reporting. The information presented in 2005 is unaudited and included for comparative purposes.

General description of the products or services

Mexico’s developer-built housing industry is divided into three segments according to cost:  affordable entry-level, middle-income, and residential. The prices of affordable entry-level range between Ps.180 and Ps.500; those of the middle-income segment are between Ps.500 and Ps. 1,764 and those of the residential segment are above Ps.1,764. The focus is to provide affordable entry-level and middle-income housing for our customers. Therefore, the operating segments that will be presented in detail are the affordable entry-level and the middle-income segments, in conformity with the guidelines of Bulletin B-5.

Affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2007 and 2006, affordable entry-level homes had an average price of approximately Ps.260 and Ps.243, respectively. A typical affordable entry-level home consists of a kitchen, living-dining area, one to three bedrooms, and one bathroom.

Middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2007 and 2006, middle-income homes had an average price of approximately Ps.781 and Ps.572, respectively. A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms.

The following table shows the operating results of each segment identified as of December 31, 2007, 2006 and 2005:

Year ending December 31, 2007	Affordable Entry-level		Middle-income		Consolidated
Revenues	Ps.	12,545,899	Ps.	3,676,625	Ps.	16,222,524
Income from operations		2,616,011		766,628		3,382,639
Depreciation and amortization		233,337		68,380		301,717

Year ending December 31, 2006	Affordable Entry-level		Middle-income		Consolidated
Revenues	Ps.	10,544,154	Ps.	2,895,365	Ps.	13,439,519
Income from operations		2,094,247		795,120		2,889,367
Depreciation and amortization		192,684		52,674		245,358

Year ending December 31, 2005	Affordable Entry-level		Middle-income		Consolidated
Revenues	Ps.	7,195,709	Ps.	2,020,334	Ps.	9,216,043
Income from operations		1,502,884		381,427		1,884,311
Depreciation and amortization		192,683		48,903		241,586

The income from operations in the tables above were calculated as the total revenue from each segment, less allocated the total consolidated operating costs and expenses. The allocation of total consolidated operating costs and expenses into the segments was based on the percentage that the sales in each segment represent of the total consolidated sales. Depreciation and amortization expense is allocated to each segment using the same basis as operating costs and expenses.

20. Operating expenses

	2007		2006		2005
Administrative	Ps.	855,687	Ps.	595,234	Ps.	396,196
Selling		849,784		669,436		467,816
Amortization expense trademark BETA		92,958		94,477		49,153
	Ps.	1,798,429	Ps.	1,359,147	Ps.	913,165

The table below shows the most significant operating expenses:

	2007		2006		2005
Salaries	Ps.	439,113	Ps.	285,947	Ps.	154,465
Office expenses		70,761		52,048		29,048
Publicity		31,997		29,949		21,377

21. Other income, net

	2007		2006		2005
Recovery of taxes (1)	Ps.	394,510	Ps.	-	Ps.	-
Profit-sharing		(30,684)		(36,728)		(10,354)
Other income, net (2)		(154,603)		47,732		25,310
	Ps.	209,223	Ps.	11,004	Ps.	14,956

(1) During 2007, the Company recovered from tax authorities value-added tax related to the years 2006, 2005 and 2004.

(2) Includes a Ps.99,808 expense derived from the final outcome of litigation begun on August 7, 2006, between the Company and BETA’s founders, according to an agreement reached on June 28, 2007 between the parties.

22. Interest expense

	2007		2006		2005
Interest expense related to senior guaranteed notes	Ps.	141,532	Ps.	328,573	Ps.	81,052
Other interest expense		86,850		246,285		304,039
Commissions and financing costs*		116,546		99,721		67,418
	Ps.	344,928	Ps.	674,579	Ps.	452,509

* Includes the commissions paid by the Company to INFONAVIT and Registro Unico de Vivienda (RUV), when obtaining approval of individual financing for its clients. The commissions facilitate home sales and cash inflows recovery, so the Company considers these commissions as part of the financing costs. The balances for 2007, 2006 and 2005 were Ps.65,585, Ps.51,756 and Ps.32,495, respectively.

23. Income tax, asset tax and Flat Rate Business Tax (IETU)

In accordance with Mexican tax law, the Company is subject to income tax (ISR) and asset tax (IMPAC). The ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. On December 1, 2004 certain amendments to the ISR and IMPAC laws were enacted and were effective in 2005. The most significant amendments were as follows: (a) the ISR rate was reduced to 30% in 2005 and will be further reduced to 29% in 2006 and 28% in 2007 and thereafter (the rate in 2004 was 33%); (b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; (c) taxpayers had the ability to elect, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004 determined in conformity with the respective tax rules; when electing to amortize the tax basis of inventories into taxable income, any remaining tax balance of inventories that had not been deducted and any unamortized tax loss carryforwards were deducted from the tax basis of the December 31, 2004 inventory balance; as a consequence, cost of sales of such inventories were deducted; (d) as of 2006, employee statutory profit-sharing paid will be fully deductible and (e) bank liabilities and liabilities with foreign entities are included to determine the IMPAC taxable base.

Until 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities. As of 2007, the rate decreased to 1.25% and the deduction of payables was eliminated; the IMPAC is payable only to the extent that it exceeds ISR payable for the same period any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following 10 years.

The Company files ISR and IMPAC tax returns on an individual entity basis and the related tax results are combined in the consolidated financial statements.

On October 1, 2007, the new Flat Rate Business Tax (“IETU”) was approved. This tax is mandatory from January 1, 2008 and replaces the IMPAC tax laws.

The IETU of the period is calculated applying the rate of 17.5% (16.5% for 2008 and 17% for 2009) based on the income determined by cash flows less deductible credits.

The credits for the IETU are mainly integrated by amortizable items, such as salaries and social security contributions, and deductions from assets such as inventories and fixed assets, during the initial transition period.

The payment of the IETU is required only to the extent that it exceeds the ISR for the same period. The ISR paid during the period will reduce the total IETU payable for the same period.

When the deductions exceed the accumulated income (negative IETU), no IETU is levied. The amount of the negative IETU multiplied by the applicable rate results in an IETU credit, which can be offset against the ISR generated in the same period or against the IETU payable, if any, within the next 10 years.

Based on projected tax calculations over the following years it is estimated that the Company will be subject to the payment of the ISR only.

a) As of December 31, 2007, 2006 and 2005 the ISR consisted of the following:

	2007		2006		2005
ISR:
Current	Ps.	132,873	Ps.	143,304	Ps.	194,157
Deferred		818,407		526,539		278,614
Effect of reduction in statutory rate on deferred ISR		-		-		(13,869)
	Ps.	951,280	Ps.	669,843	Ps.	458,902

To determine deferred ISR as of December 31, 2007 and 2006, the Company applied the different tax rates that will be in effect beginning in 2008 and 2007, respectively, to temporary differences according to their estimated dates of reversal. The result derived from applying the different tax rates is shown in the income tax provision table above and in the rate reconciliation table below under the caption “Effect of reduction in statutory rate on deferred ISR”. In addition, in accordance with tax regulations in effect as of 2005, certain subsidiaries elected to amortize the tax inventory of Ps.415,208 at December 31, 2004 into taxable income over an eight-year period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases is deferred.

b) The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before the ISR is:

	2007	2006	2005
	%	%	%
Statutory rate	28	29	30
Add (deduct) effect of permanent differences mainly:
Non-deductible expenses	1	1	1
Difference between book and tax inflation effects	2	3	3
Recovered added-value tax	(2)	-	-
Effect of reduction in statutory rate on deferred ISR	-	(2)	(2)
Effective tax rate	29	31	32

c) At December 31, 2007 and 2006 the main items comprising the asset (liability) balance of deferred ISR are:

	2007		2006
Deferred ISR asset:
Effect of tax loss carryforwards	Ps.	765,563	Ps.	409,713
Construction-in-process		771,010		437,624
Derivative financial instruments		22,148		63,580
Labor obligations		9,595		8,436
Allowance for doubtful accounts		26,246		17,471
Provisions		82,599		31,568
PTU liability incurred		9,335		12,593
Asset tax recoverable		11,122		7,014
Deferred ISR asset		1,697,618		987,999

Deferred ISR liability:
Unbilled revenues on developments in progress		(1,694,264)		(1,279,401)
Inventories		(2,503,206)		(1,511,047)
Property and equipment		(121,797)		(60,096)
Other assets		(39,974)		(53,180)
Trademark “BETA”		(63,738)		(95,893)
Debt issuance costs		(19,594)		(23,055)
Prepaid expenses		(3,232)		(4,872)
Additional liabilities (1)		(93,708)		(62,172)
Deferred ISR liability		(4,539,513)		(3,089,716)
Total deferred liability	Ps.	(2,841,895)	Ps.	(2,101,717)

(1) In conformity with the Mexican Income Tax Law (MITLA) in force through December 31, 2004, the cost of sales was considered as a non-deductible expense and inventory purchases and production costs were considered as deductible items. This tax treatment in the MITLA gave rise to a temporary difference because of the difference in the book value of inventories and their corresponding tax value. Effective January 1, 2005, the MITLA considers cost of sales as a deductible item instead of inventory purchases and production costs. The MITLA established transition rules to be followed to accumulate the December 31, 2004 inventory balance into taxable revenue. However, as result of the interpretation of the transition rules established by the MITLA, the Company did not accumulate its inventory balance at December 31, 2004. Consequently, the Company recorded an additional deferred tax liability of Ps.93,708 as of December 31, 2007. This additional liability relates to the inventory item and tax law change described above as it is the source of income for which the Company did not pay taxes.

d) As of December 31, 2007 the tax loss carryforwards amortizable in the following 10 years amounted to Ps.2,734,154.

i.
The asset tax, which is a minimum income tax, is payable based on 1.25% of the average value of most assets net of certain liabilities. The balances as of December 31, 2007 and 2006 of the asset tax were Ps.11,122 and Ps.7,014, respectively.

ii.
The loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions. Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions.  Amounts as of December 31, 2007 and expiration dates are:

	Tax loss		Recoverable
Year of expiration	carryforwards		IMPAC
2012	Ps.	7,582	Ps.	682
2013		124,110		1,167
2014		319,065		2,172
2015		12,686		1,545
2016		310,187		1,458
2017		1,960,524		4,098
	Ps.	2,734,154	Ps.	11,122

24. Subsequent Events

At December 31, 2007, the Company had restricted cash of Ps.54,090 deposited in a trust as a condition of an acquisition transaction. On February 15, 2008, the Company decided not to pursue this acquisition and recovered the deposit.

On March 10, 2008, the Board of Directors authorized the Company to repurchase up to US $250 million in treasury stock through market transactions.

25. Contingencies and commitments

The Company provides a two-year guarantee against construction defects to all of its customers which could be due to the Company’s own activities, to defects in the construction materials provided by third parties (electrical installations, plumbing, gas, waterproofing, etc.) or by other circumstances not within the control of the Company.

The Company is insured against any defect, hidden or visible, that could occur during the construction, and after the construction for a certain period of time. In addition, the contractors provide a surety against any hidden or visible defects which is returned on the approval of customers. The contractors also provide a security fund to cover any probable claims from customers during the warranty period, which is returned to them once such period ends.

Furthermore, there is an item intended for construction projects in case of unforeseen events. This item is considered an overhead expense and for the years 2007, 2006 and 2005, a provision per project of 6% on direct costs was maintained. This amount is applied in case of minor contingencies other than those mentioned above as warranties, prior to delivering the homes; consequently, this item is considered a construction cost.

26. New accounting principles (2008)

During 2007, the CINIF issued MFRS D-3, Benefits to employees, MFRS B-10, Effects of Inflation, MFRS D-4, Income Taxes, MFRS B-15, Translation of foreign currencies, and MFRS B-2, Cash Flow. These standards will take effect in 2008 for fiscal years beginning January 1. The Company considers that these new accounting standards will have no material effect on its operations and financial position.